EXHIBIT 99.1

Voting Rights and Shares Capital of the Company

In accordance with Articles L.233-8 II of the French Commercial Code and 223-16 of the General Regulation of the French Financial Markets Authority (Autorité des Marchés Financiers)

PARIS, Sept. 13, 2023 (GLOBE NEWSWIRE) --

Market: Euronext Paris / Nasdaq
Euronext Compartment: B
ISIN code: FR0011341205
Nasdaq: NBTX
Bloomberg: NANO:FP
Reuters: NANO.PA
Website: www.nanobiotix.com

Date	Number of Shares Outstanding	Total number of voting rights
		Total voting rights, theoretical[1]	Total voting rights, exercisable[2]
August 31, 2023	34,875,872	36,592,992	36,570,874

According to the article L.233-8 II of the French Commercial Code, Nanobiotix will make a new monthly publication of the total number of voting rights and shares comprising Nanobiotix’s capital if those figures differ from the information previously disclosed.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has been granted with a CE marking in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 lvela-reid@lifesciadvisors.com

1 The total number of theoretical (or “gross”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

2 The total number of exercisable at a Shareholders’ Meeting (or “net”) voting rights is calculated without taking into account shares for which voting rights have been suspended as shares held in treasury by the Company. It is released in order to ensure that the public is properly informed, in accordance with the AMF recommendation of July 17, 2007.

Attachment

  2023-09-13 -- NBTX -- Voting Rights and Shares Capital -- FINAL (https://ml.globenewswire.com/Resource/Download/1b4ebb9d-fe85-46cd-8532-dbe46e6ef933)